

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2025

Abigail M. Wendel
Chief Executive Officer
Landmark Bancorp, Inc.
701 Poyntz Avenue
Manhattan, KS 66502

      Re: Landmark Bancorp, Inc.
          Registration Statement on Form S-3
          Filed December 22, 2025
          File No. 333-292367

Dear Abigail M. Wendel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Finance

cc: Rob Fleetwood, Esq.